PRIMEWEST ENERGY TRUST ANNOUNCES THE

LAUNCH OF THE DISTRIBUTION REINVESTMENT PLAN FOR U.S. UNITHOLDERS AND THE DISTRIBUTION LEVEL FOR OCTOBER 2005

September 8, 2005

FOR IMMEDIATE RELEASE

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) today announces that it has received regulatory approval in both Canada and the United States to extend the conventional Distribution Reinvestment Plan (the “Plan”) to Unitholders resident in the U.S.   Under the Plan, U.S. Unitholders may now elect to direct their monthly distributions, less any applicable Canadian withholding taxes, to the purchase of additional Trust Units at a five percent discount to the average market price as defined in the Plan.  There are no brokerage fees or commissions payable by participants for the purchase of Trust Units under the Plan.

U.S. Unitholders with Trust Units held through a nominee such as a broker or custodian may participate in the Plan by contacting their nominee to request enrolment no later than the applicable dates as outlined in the Plan. Unitholders should be aware that participation in the Plan might not be available through all brokers. Registered Unitholders may enroll directly with the Plan Agent, Computershare Trust Company of Canada (Computershare) by faxing or otherwise delivering a completed enrolment form to Computershare at least one day prior to the applicable record date as outlined in the Plan.

The full text of the Plan, a Question and Answer document and the enrolment forms will be mailed to U.S. registered Unitholders of PrimeWest.  In addition, these materials are available on PrimeWest’s website at www.primewestenergy.com in the section entitled “DRIP” or by contacting PrimeWest’s Investor Relations department directly at one of the numbers indicated below. The extension of the conventional DRIP to U.S. Unitholders supplements the existing “Premium Distribution” (PREP) program and the Optional Trust Unit Purchase Plan (OTUPP), which continues to be available only to Canadian Unitholders.  Only the conventional DRIP portion of the Plan is available to U.S. residents at this time.

October Distribution

PrimeWest concurrently announces that the distribution payable October 14th, 2005 will be $0.30 Canadian per Trust Unit.  The ex-distribution date is September 20th, 2005 and the record date is September 22nd, 2005.

Using a U.S. dollar to Canadian dollar exchange rate of 1.18, the distribution amount would be approximately U.S.$0.25 per Trust Unit.  The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

U.S. Unitholders may elect to participate in the DRIP commencing with the October 2005 monthly cash distribution. Unitholders with Trust Units held through a nominee such as a broker or custodian must contact their nominee to request enrolment in the Plan no later than September 22nd, 2005. Registered Unitholders must notify Computershare Trust Company through the fax number or address noted on the enrolment forms at least one business day before the September 22nd, 2005 record date.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX". Five-year convertible debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year convertible debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our Website at   www.primewestenergy.com

For Investor Relations inquiries, please contact:

George Kesteven

Diane Zuber

Manager, Investor Relations

Investor Relations Advisor

(403) 699-7367

(403) 699-7356

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

DRIP Plan Agent:

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario  M5J 2Y1

Attention:  Dividend Reinvestment Department

Telephone:  1-800-564-6253

Fax:  (416) 263-9394